Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	September 27, 2001	September 26, 2002	September 25, 2003	September 30, 2004	September 29, 2005
Income (loss) before taxes	$(2,404)	$2,339	$23,765	$24,927	$95,206
Fixed charges
Interest expense, including amortization of deferred financing costs	68,088	62,202	57,805	64,257	56,130
1/3 of rental expense	17,352	18,085	18,109	18,088	18,519

Total fixed charges	85,440	80,287	75,914	82,345	74,649

Earnings	$83,036	$82,626	$99,679	$107,272	$169,855

Ratio (shortfall) of earnings to fixed charges	$(2,404)	1.03	1.31	1.30	2.28